Mail Stop 3561

December 6, 2006

Mr. James Doolin
Chief Financial Officer
1223 Wilshire Boulevard, #912
Santa Monica, California 90403

      Re: **Hangman Productions, Inc.**
              Form 10-KSB for the year ended December 31, 2005
              Filed February 22, 2006
              File No. 000-50892

Dear Mr. Doolin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                      Sincerely,

                      Linda Cvrkel
                      Branch Chief